Mail Stop 3561
								June 12, 2006


Andrew C. Levy
Managing Director and Secretary
Allegiant Travel Company
3301 N. Buffalo Drive, Suite B-9
Las Vegas, Nevada 89129

Re:      Allegiant Travel Company
	Registration Statement on Form S-1
	Filed on May 15, 2006
	File No. 333-134145

Dear Mr. Levy,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please provide your exhibits and any missing information that is not dependent on the price range as soon as possible. As the exhibits and additional disclosure may trigger a number of disclosure matters, we will need a reasonable period of time to review this information as well as all disclosure in the registration statement that you modify or add as a result of the new information, and may have additional comments.

Prospectus Summary, page 1
2. The disclosure in the summary should be a balanced presentation of
your business. For example, we note the disclosure regarding the additional customers you might serve if you begin service in the 65 additional cities you have identified. You should balance this disclosure with a statement indicating the current status of your business and whether you have entered into agreements to begin service in any of these additional cities. Additionally, you discuss the growth of your revenues, but should clarify that your net income dropped during the last year.
3. Please disclose in this section the percentage of common stock that will be owned by management and their affiliates and discuss the significant control over your business they will exercise. Ensure that your discussion indicates that, by agreement, Mr. Gallagher is entitled to a seat on your board of directors. Also disclose any other similar agreements regarding control of the company. Finally, provide a brief explanation of the 2005 transactions by which management and their affiliates bought a controlling interest in the company.

Risk Factors, page 12
4. Please provide a separate risk factor describing the terms of the registration rights agreement you discuss on page 87 and any material risks to stockholders such rights may pose. In this regard, we note that you are required to register an offering by selling shareholders holding at least 25% of securities with registration rights when they propose to sell shares with an aggregate offering price of $30 million or more.

We rely on third parties, page 19
5. Expand this risk factor to disclose the number of third party contractors on which you are dependent for certain facilities and services and discuss whether you would be able to find suitable replacements in a timely manner if these contracts were terminated.
Further, we note from disclosure throughout the document that you appear to be dependent on just one credit card processing company and one vendor to support your automated systems. Revise the related risk factors or provide separate risk factors, as appropriate, to better explain whether your dependence on these third parties poses a risk to your company and whether you would be able to find suitable replacements if your contracts with these vendors were terminated.

Our maintenance costs will increase as our fleet ages, page 14
6. Expand the text of this risk factor to explain what the typical age of an aircraft is in order to better put this risk in context for investors.

Our reputation and financial results could be harmed in the event of an accident, page 14
7. Expand this risk factor to disclose whether you have had any past experience with accidents or incidents involving your aircraft and whether such events, if any, materially affected your business.

Use of Proceeds, page 29
8. Revise to provide more specific disclosure regarding your use of
proceeds. For example, you should disclose the approximate amount intended to be used for the purchase of additional aircraft. We note from page F-20 that you recently purchased two MD83 aircraft for
$8.1
million. How much of the proceeds of the offering do you expect to spend on additional aircraft? Furthermore, it appears from your disclosure on page 84 that you may repay Mr. Gallagher with proceeds from the offering. If true, revise your Use of Proceeds disclosure to include the amount payable to Mr. Gallagher from the proceeds of the offering. See Item 504 of Regulation S-K, including Instruction
4.

Capitalization, page 30
9. Please revise your capitalization table and related disclosures to discuss your company`s "actual" capitalization as of the latest balance sheet date for which financial statements are required under
Rule 3-12 of Regulation S-X.
10. You disclose that on a pro forma basis, your capitalization table reflects the automatic conversion of all of your outstanding redeemable convertible preferred shares into 7,512,600 shares of common stock, in conjunction with the closing of your offering. However, we note per Note 12 to your financial statements that, in 2005, you issued a total of 9,885,000 shares of Series A and Series B convertible preferred shares, which are to be converted into common shares on a one-for-one basis. As such, it appears that you have assumed that the completion of your offering will occur both prior to
December 31, 2007, and at a filing range above a predetermined price, which would result in the cancellation of 24% of your outstanding preferred shares. Please specifically disclose that your pro forma capitalization assumes the cancellation of 24% of your preferred shares and disclose the predetermined price which will trigger the cancellation.

Dilution, page 31
11. Please disclose your net tangible book value per share prior to
giving effect to your pro forma adjustments.  The disclosure of the
net tangible book value per share as well as the other disclosures in
this section of your registration statement should be as of the balance sheet date that corresponds to the latest balance sheet date for which financial statements are required to be provided under
Rule
3-12 of Regulation S-X. Please revise your dilution table and related disclosures, accordingly.
12. Per your disclosures in "The Offering" section of your
document,
as well as Note 12 to your financial statements, it appears that the
total number of shares outstanding upon the completion of your offering could differ depending on whether the midpoint of the price range set forth on the cover page of your prospectus is at least $15.79 per share. It appears that 24% of your outstanding preferred shares will be cancelled prior to the completion of your offering if
the midpoint of the price range is at least $15.79. However, it appears that all of your outstanding preferred stock will be converted to common stock if the midpoint of the price range is not at least $15.79. Given that the treatment of your outstanding preferred shares upon the completion of your offering directly impacts the computation of various amounts included in your dilution table, please tell us management`s intentions with regard to the cancellation of the preferred shares if the midpoint of your price range per your prospectus is at least $15.79 per share, but your shares ultimately price below the established/ disclosed price range.
In addition, please tell us and disclose whether your computations in
the dilution section of your document assume the cancellation of
24%
of your outstanding preferred shares. Disclosures in other areas of your registration statement (e.g. your pro forma financial statements and the disclosures regarding your reorganization) should also fully discuss your assumptions with regard to the treatment of your preferred shares outstanding immediately prior to your offering.

Selected Financial and Operating Data, page 32
13. We note your presentation of the Non-GAAP financial measures EBITDA and EBITDAR. However, we do not believe that the fact that these Non-GAAP financial measures may provide useful information regarding i) your ability to service debt and lease payments and
ii)
your ability to fund capital expenditures can be your sole support for presenting these Non-GAAP financial measures in your registration statement. Furthermore, we note that your Non-GAAP financial measure
EBITDAR includes an adjustment for aircraft lease rental expense.
Item 10(e)(ii)(A) of Regulation S-K does not allow charges that required, or will require, cash settlement to be excluded from the computation of Non-GAAP liquidity measures. As such, please discontinue the use of EBITDAR, or tell us why you believe the presentation of EBITDAR is permitted. In addition, please tell us and revise your registration statement to disclose substantive reasons - specific to your company - which you believe explain why the presentation of EBITDA provides useful information to your investors, regarding your financial condition and/or results of operations. Alternatively, please also discontinue the disclosure of
EBITDA. Refer to the guidance outlined in Section II.B of our release regarding the "Conditions for Use of Non-GAAP Financial Measures."
14. Additionally, it appears that you have presented EBITDA as a Non-
GAAP measure of liquidity. As such, should you determine that you can substantively support your decision to disclose EBITDA in your registration statement, we believe that you should revise your document to provide a reconciliation of EBITDA to a measure of cash flow, and not net income or loss. Please refer to the guidance provided in question number 12 of our June 13, 2003 release titled "Frequently Asked Questions Regarding the Use of Non-GAAP Financial measures."
15. We note that the "Operating Statistics" which have been reflected in your "Summary of Consolidated Financial Information" and "Selected
Financial and Operating Data" for the year ended December 31, 2001 appear to have been computed based upon combined predecessor and successor financial data. The presentation of information derived from combined predecessor and successor financial data is not considered appropriate due to the change in basis that resulted from the adoption of fresh-start accounting, upon emergence from bankruptcy. As such, please revise your disclosures to present your predecessor and successor operating statistics separately.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 37
16. Please provide a pro forma balance sheet as of the end of the most recent period for which a consolidated balance sheet is required under Article 3-01 of Regulation S-X. Refer to the requirements of
Article 11-02(c)(1) of Regulation S-X. In addition, we note that a pro forma balance sheet for the period ended December 31, 2005 is no longer required. As such, please delete the pro forma balance sheet for the period ended December 31, 2005.
17. Pro forma condensed statements of income should be provided for the most recent fiscal year and for the period from the most recent fiscal year end through the most recent interim date for which a balance sheet is required. As such, please provide a pro forma condensed consolidated statement of operations for the period from December 31, 2005 through the balance sheet date as of which updated financial statements are required to be provided. Please refer to the requirements of Article 11-02(c)(2)(i) of Regulation S-X.

Management`s Discussion and Analysis, page 42

General
18. Please expand your disclosures in MD&A to provide a discussion of changes to your financial condition and your results of operations through the date of your updated interim financial statements, when such financial statements are filed.

Results of Operations, page 45
19. Revise to specifically explain the decrease in net income between
2004 and 2005, including a discussion of the business reasons underlying the decrease in flight hours associated with one of your fixed fee flying arrangements.

Other (Income) Expense, page 47
20. We note that you recognized a gain on fuel derivatives of approximately $4.4 million in the 2004 fiscal year. Given the materiality of this gain relative to your net income, and relative to the gains on fuel derivatives which were recognized in the other periods presented in your financial statements, please tell us and expand your MD&A disclosures to discuss the specific underlying factors that resulted in the recognition of a gain of $4.4 million in
2004.

Liquidity and Capital Resources, page 50
21. Expand this section to provide a discussion regarding your ability to meet both short and long-term capital needs. See Section
IV of SEC Release 33-8350.
22. In the third paragraph of this section, you indicate that cash provided by operating activities increased in 2005 primarily due to an increase in net income, among other things. As your net income decreased between 2004 and 2005, revise to clarify this statement.
23. In the fourth paragraph of this section, you indicate that the increase in investing activities was primarily driven by an increase in the purchase of "investments available-for-sale." Revise to clarify this term.

Critical Accounting Policies and Estimates, page 51
24. We note that you adopted a share option program in 2005, under which you issued 384,000 options at exercise prices between $3.50 and
$4.50.  You state that these options were granted at exercise prices
that approximate the fair value market value of your underlying common stock as of the date of grant, and as such, it appears that no compensation expense was recognized under the provisions of APB
No.
25.  It appears that you also issued 8,000 options with an
exercise
price of $13.00 in 2006, which would be subject to the accounting treatment of SFAS No. 123(R). We also note that you issued 162,500 warrants with exercise prices of $4.40, in 2005, as part of the consideration for services provided by a placement agent in connection with issuance of your preferred shares. Due to the complexities of the assumptions and judgments required to value your options, warrants, and underlying common stock as of the grant dates of your options and warrants, and given the impact of your current assumptions on the recognition of compensation expense in fiscal year
2005 under APB No. 25, and in future years under SFAS No. 123(R), we believe that a discussion of stock-based compensation should be included in the "Critical Accounting Policies and Estimates" section of MD&A. Please expand your MD&A discussion, accordingly.
25. In addition, please tell us and disclose how you determined that the exercise price of your options approximated the fair value of your common stock on the date that the options were issued, resulting in the recognition of no compensation expense under the provisions of
APB No. 25. Your response should specifically address how you determined the fair value of your common stock as of the grant date of your options, citing any valuation techniques that were utilized.
You should also explain why you believed the fair value of your common stock was between $3.50 and $4.50 per share on the dates that your options were granted, but have used an assumed fair value of $8.75 per common share as of December 31, 2005 (per page 79 of the registration statement), for purposes of computing the fair value of unexercised in-the-money options held by your executive officers. Please tell us specific factors which would have resulted in an increase to the valuation of your common shares between the dates when your options were issued and December 31, 2005.

Industry, page 54
26. Throughout this section you provide statistics regarding the airline industry. Please provide support for these statistics. Additionally, please provide copies of the reports by the World Travel & Tourism Counsel, the Las Vegas Convention and Visitors Authority, Airports Council International, the Orlando/Orange County
Convention and Visitors Bureau, Inc. and any other entity whose reports you mention in the filing, clearly marking the relevant sections that support references made in the prospectus. Tell us whether the information provided by these sources is available to the public without charge or at a nominal cost and provide appropriate details in that respect. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the
use of the information in the prospectus and to the reference to that
firm should be obtained and filed as an exhibit.  Please see Rule
436
of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own.

Business, page 60
27. Please expand your disclosure in this section to explain the nature and results of your bankruptcy, as required by Item 101(a)(1)
of Regulation S-K. For example, please explain how your 1997 business strategy and management team differed from the company you established when you emerged from bankruptcy in 2002.
28. We note from page F-10 that your contract relationships with third parties accounted for 48%, 43% and 19% of total revenues during
2003, 2004 and 2005. Please either confirm that no one customer accounted for 10% or more of your revenues or revise your Business section to identify any large customers. For example, was Harrah`s responsible for 10% or more of your 2005 revenues? Revise or advise as appropriate and refer to Item 101(c)(1)(vii) of Regulation S-K.

Management, page 76
29. Please describe the positions and offices held by Mr.
Gallagher
during his active involvement with the management of your company from June 2001 until becoming the CEO in August 2003. Refer to Item
401(b) of Regulation S-K.

Stock Option Exercises and Holdings, page 79
30. As a follow-up to comment 25 above, please revise the description of and numbers included in this table to indicate that the value of unexercised in-the-money options at December 31, 2005 is calculated using the mid point of the offering range as opposed to a December 31, 2005 valuation. See Section IV.C of SEC Release 33-7009. Alternatively, explain the basis for your use of a different price in a footnote to the table.

Employee Benefit Plans

Long-Term Incentive Plan, page 79
31. We note that your 2006 Long-Term Incentive Plan was adopted by your board of directors and approved by your stockholders in April of
2006. If you intend to grant options or equity shares covered by this plan to your officers, employees, or directors prior to or in connection with your planned public offering, please tell us and revise the MD&A section to your document to discuss the number of options or equity shares to be granted, the expected terms of those options or equity shares, and the amount of expense that the you expect to recognize in connection with the option or equity share grants. Your response and your revised disclosure should also explain how any expense to be recognized will be determined.

Principal Stockholders, page 82
32. As a follow-up to comments 10 and 12 above, please revise this section to clarify how the ownership interests currently held by your stockholders will be converted during the reorganization. In this regard, we note that footnote 1 to the principal and selling stockholders table indicates that the ownership listed in the table is based on a conversion ratio of at least $15.79/share. However, page F-20 indicates that your shares of preferred stock will be converted to common stock on a one-for-one basis. Please revise to clarify.
33. We note your disclosure in footnote 3 indicating that ComVest is also a selling stockholder. Is ComVest the only selling stockholder?
If not, the other selling stockholders should be identified, as well.
Additionally, revise this footnote to identify the individual or individuals who share voting and/or dispositive power with respect to the shares being offered for resale by ComVest and any other legal entities offering shares for resale. If Messrs. Falk and Priddy are the only individuals who share voting and dispositive power over the
ComVest shares, revise to clarify.

Related Party Transactions, page 84
34. We note your statement in the first paragraph that "[o]ther than the indemnification, employment and consulting agreements described herein, the related party transactions since January 2005 are described in this section. Please note that all transactions required to be disclosed pursuant to Item 404 of Regulation S-K should be described in this section. Revise accordingly.

Where You Can Find Additional Information, page 100
35. Please revise to include our new address: 100 F Street, NE, Washington, DC 20549.

Notes to Consolidated Financial Statements

General
36. You state on page 18 of the "Risk Factors" section of your document that 64.4% of your fixed fee contract revenue was derived from Harrah`s Entertainment, Inc. As such, it appears that your revenue derived from Harrah`s Entertainment exceeded 10% of your company`s total revenues. Please provide the disclosures required by paragraph 39 of SFAS No. 131 in the footnotes to your financial statements.

Summary of Significant Accounting Policies

Organization and Basis of Presentation, page F-7
37. You state that your company operates in one reportable
segment.
However, we note that the services which your company provides include scheduled flight services and fixed fee charter services. Given that your scheduled flight services and fixed fee charter services appear to have different revenue models (fixed fees versus non-fixed fees), unique customers, and different cash flow
streams,
it appears that these services may have different economic characteristics and may not meet the aggregation criteria of paragraph 17 of SFAS No. 131. Furthermore, we note that the revenues from both your scheduled flight services and fixed fee charter services exceed the quantitative thresholds outlined in paragraph 18 of SFAS No. 131. As such, please confirm for us and disclose, if true, that your chief operating decision maker ("CODM") only reviews consolidated profitability information as presented in your consolidated statements, and additional detailed profitability information, specific to your scheduled flight services and fixed fee charter services, is not made available to the CODM. Also, if the CODM only obtains revenue information because specific expense allocation information is not available, please state this fact. Alternatively, please provide all segment disclosures required by paragraphs 25 through 31 of SFAS No. 131.

Cash and Cash Equivalents and Restricted Cash, page F-7
38. You state that restricted cash represents amounts escrowed relating to your air traffic liability, as required by fixed fee contract customers, and amounts relating to letters of credit required by hotel properties for guaranteed room availability. Given that i) your air traffic liability was significantly greater at December 31, 2005 than at December 31, 2004 and ii) your sales of hotel rooms appear to have significantly influenced the growth in your ancillary revenues, please tell us and disclose in the "Liquidity" section of MD&A the reason(s) why your aggregate short-term and long-term restricted cash balances declined by approximately
$7.4 million between December 31, 2004 and December 31, 2005. In your response and expanded disclosures, specifically discuss the circumstances under which your fixed fee contract customers require you to escrow amounts related to your air traffic liability. In addition, please disclose the total dollar amount of your letters of credit that were outstanding as of December 31, 2005.

Revenue Recognition, page F-10
39. Please disclose when you recognize revenue attributable to the sale of hotel rooms and rental cars, and the reason your accounting policy is appropriate. In addition, since your air travel is bundled with this ancillary revenue, tell us how you have considered the guidance in EITF 00-21.

Earnings per Share, page F-11
40. We note that 322,362 employee stock options and 107,740 stock purchase warrants are not included in your calculation of diluted net income per share for the year ended December 31, 2005 due to their anti-dilutive impact. Please tell how you arrived at your conclusion that your outstanding stock options and warrants were anti-dilutive for December 31, 2005. As part of your response, tell us how you determined the average fair value of the shares of your common stock for the year ended December 31, 2005, and what that value was determined to be.
41. Furthermore, we note that although the 322,362 employee stock options and 107,740 stock purchase warrants were not included in the your calculation of diluted net income per share in your audited financial statements for the year ended December 31, 2005, you disclose in your unaudited pro forma condensed consolidated financial information (on page 39 of your registration statement) that the number of diluted shares outstanding includes 381,000 and 162,500 shares of common stock to be issued upon exercise of outstanding stock options and outstanding warrants, respectively. We are unclear as to why the dilutive impact of your outstanding stock options and warrants would differ on a historical basis versus pro forma basis.
As such, please reconcile and/or revise your disclosure.

Shareholders` / Members` Equity, page F-19
42. Please tell us the fair value of your common shares in August 2003 and provide us any underlying analysis that supports your determination of fair value. In addition, explain to us why you have not recognized any compensation expense in connection with this sale of shares to your officers in accordance with APB No. 25.

Redeemable Convertible Preferred Shares, page F-19
43. We note that your Series A and Series B convertible preferred shares which were issued in May of 2005 for $4.00 per share are convertible at any time (and at the option of the holder) into common shares on a one-for-one basis. Please tell us how the conversion terms of the preferred shares were determined, and how you determined whether a beneficial conversion feature existed at the time that your preferred shares were issued. In your response, please specifically tell us how you determined the fair value of your common stock as of the date that your preferred shares were issued. Also, tell us whether you obtained a contemporaneous valuation of your common shares from an independent valuation specialist at the time that the conversion terms of your preferred shares were determined, or explain why an independent valuation was deemed to be unnecessary.
44. You state in Note 12 to your financial statements that, in May of
2005, your company completed a private placement offering in which all authorized Series A redeemable convertible preferred shares were issued at $4.00 per share for total proceeds to your company of $39,540,000. However, we note per your balance sheet and statement of cash flows that your issuance of Series A redeemable convertible preferred shares only provided $34,540,000 in proceeds to your company. Please reconcile and revise your disclosures, accordingly.

Recent Sales of Unregistered Securities, page II-2
45. Where you refer to a time period between 2005 and 2006, please provide the month and year. Also, specify the names or classes of purchasers for the stock options and the corresponding exercise prices for the options, as well as the aggregate offering price received by the company. Refer to paragraphs (a), (b) and (c) of
Item 701 of Regulation S-K.





Exhibits
46. Please file the following agreements as exhibits to the registration statement or tell us why you do not believe they are material to your business for purposes of Item 601(b)(10) of Regulation S-K:

* Fuel management agreement referenced on page 73 and any material agreements with other fuel suppliers;
* Agreement with Harrah`s Entertainment Inc;
* Agreement with single vendor to support your automated systems;
and
* Credit card processing agreement described on page 50.
Additionally, please provide us with copies of the employment agreements you describe on page 81 once the terms of such agreements have been finalized.


**********

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jeffrey Sears at (202) 551-3302 or Michael Fay at (202) 551-3812, if you have questions regarding comments on the financial statements and related matters. Please contact Johanna Losert at (202) 551-3325 or me at (202) 551-3454 with any other questions.

Sincerely,



Sara Kalin
Legal Branch Chief



cc:	Via Facsimile:  (404) 233-2188
	Mr. Robert Goldberg, Esq.
	Ellis Funk, P.C.
Andrew Levy
Allegiant Travel Company
June 12, 2006
Page 1